CANADIAN EMPIRE EXPLORATION CORP.
(the "Company")
INTERIM CONSOLIDATED REPORT
FOR THE SIX MONTHS ENDED JUNE 30, 2006 AND 2005
(UNAUDITED)

CANADIAN EMPIRE EXPLORATION CORP.
CONSOLIDATED BALANCE SHEETS
AS AT JUNE 30, 2006 AND DECEMBER 31, 2005
(UNAUDITED)

	JUNE 30, 2006	DECEMBER 31, 2005
	$	$

ASSETS
Current Assets
Cash and cash equivalents	10,452	17,450
Accounts receivable	3,710	3,330
	14,162	20,780

Reclamation deposits	-	11,300

	14,162	32,080

LIABILITIES
Current liabilities
Accounts payable and accrued liabilites	125,146	203,060
Due to related party	8,040	120,534
Convertible promissory note due to related party	150,000	-
	283,186	323,594

SHAREHOLDERS' DEFICIENCY

Capital stock (note 3)	21,813,128	21,811,752

Contributed surplus	460,853	438,591

Deficit	(22,543,005)	(22,541,857)
	(269,024)	(291,514)
	14,162	32,080

Nature of operations and going concern (note 1)

"John S. Brock"	"Wayne J. Roberts"
John S. Brock	Wayne J. Roberts

CANADIAN EMPIRE EXPLORATION CORP.
CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT
FOR THE SIX MONTHS ENDED JUNE 30, 2006 AND 2005
(UNAUDITED)

	6 MONTHS ENDED JUNE 30, 2006	6 MONTHS ENDED JUNE 30, 2005	3 MONTHS ENDED JUNE 30, 2006	3 MONTHS ENDED JUNE 30, 2005
			$	$

Administration expenses
Bank charges	256	438	123	144
Foreign exchange loss (gain)	35	(102)	69	(42)
Tax penalty on flow-through shares renounced	-	5,813	-	3,331
Consulting	-	125	-	-
Insurance	1,700	12,538	1,700	1,910
Legal and audit	12,627	8,116	8,616	7,643
Office operations and facilities	859	19,140	385	9,039
Management and administrative services	4,110	13,568	1,992	7,331
Shareholder communication	2,455	3,715	1,604	2,247
Transfer agent and regulatory fees	24,855	19,701	18,660	10,558
	46,898	83,052	33,150	42,161

Other Expenses (income)
General exploration expenditures	969	4,360	(66)	1,541
Write-off of exploration expenditures	219	64,130	219	41
Write-off of mineral property expenditures	954	14,510	954	-
Stock-based compensation	22,263	45,262	-	21,376
Forgivness of amount due to related party	(70,154)	-	(70,154)	-
Interest income	(0)	(26)	(0)	-
	(45,749)	128,236	(69,047)	22,958

Loss for the period	1,148	211,288	(35,897)	65,119

Deficit - beginning of period	22,541,857	21,076,533	22,578,903	21,222,702

Deficit - end of period	22,543,005	21,287,821	22,543,005	21,287,821

Basic and diluted loss per common share	$0.00	$0.01	($0.00)	$0.00

Weighted average number of common shares	36,372,699	35,127,694	36,381,033	36,331,033

CANADIAN EMPIRE EXPLORATION CORP.
CONSOLIDATED STATEMENTS OF DEFERRED EXPLORATION AND MINERAL PROPERTY EXPENDITURES
FOR THE SIX MONTHS ENDED JUNE 30, 2006 AND 2005
(UNAUDITED)

	6 MONTHS ENDED JUNE 30, 2006	6 MONTHS ENDED JUNE 30, 2005	3 MONTHS ENDED JUNE 30, 2006	3 MONTHS ENDED JUNE 30, 2005
			$	$

Exploration and mineral property expenditures
during the period

Accomodation	-	1,556	-	1,556
Assays and geochemical analysis	-	19,504	-	1,054
Consulting	-	20,705	-	4,200
Drilling	-	-	-	-
Expediting	1	40	-	9
Field supplies	-	1,242	-	924
Fuel	-	-	-	-
Maps, printing and drafting	841	8,727	766	7,997
Project management fees	88	7,046	82	2,909
Property acquisition costs	953	4,063	-	3,853
Salaries and wages	259	32,146	259	18,162
Surveys	-	-	-	-
Transportation	-	3,851	-	2,153

Expenditures during the period	2,142	98,880	1,107	42,817

Balance - beginning of period	-	944,932	0	919,577

Less:
General exploration expenditures	969	4,360	(66)	1,541
Write-off of exploration expenditures	219	64,130	219	41
Write-off of mineral property expenditures	954	14,510	954	-
	2,142	83,000	1,107	1,582

Balance - end of period	0	960,812	0	960,812

CANADIAN EMPIRE EXPLORATION CORP.
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE SIX MONTHS ENDED JUNE 30, 2006 AND 2005
(UNAUDITED)

	6 MONTHS ENDED JUNE 30, 2006	6 MONTHS ENDED JUNE 30, 2005	3 MONTHS ENDED JUNE 30, 2006	3 MONTHS ENDED JUNE 30, 2005
			$	$

Cash flows from operating activities
Loss for the period	(1,148)	(211,288)	35,897	(65,119)
Items not affecting cash
Stock-based compensation	22,263	45,262	0	21,376
Write-off of exploration expenditures	219	64,130	219	41
Write-off of mineral property expenditures	954	14,510	954	-
	22,288	(87,386)	37,071	(43,702)

Changes in non-cash working capital items	(190,788)	8,141	(63,310)	6,451

	(168,500)	(79,245)	(26,239)	(37,251)

Cash flows from financing activities
Share issue	1,375	-	1,375	-
Convertible debt	150,000	-	-	-
Share issue costs	-	-	-	-
	151,375	-	1,375	-

Cash flows from investing activities
Property acquisition and maintenance costs	(953)	(535)	(953)	(325)
Deferred exploration expenditures	(219)	(90,454)	(219)	(37,423)
Reclamation deposit returned	11,300	-	11,300	-
	10,128	(90,989)	10,127	(37,748)

Increase (decrease) in cash and cash equivalents	(6,997)	(170,234)	(14,737)	(74,999)

Cash and cash equivalents - beginning of period	17,450	451,514	25,190	356,279

Cash and cash equivalents - end of period	10,452	281,280	10,452	281,280

CANADIAN EMPIRE EXPLORATION CORP. NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30, 2006 AND 2005 (UNAUDITED, PREPARED BY MANAGEMENT)

1-

Nature of operations and going concern

The company is in the business of acquiring, exploring and developing mineral properties and has not yet determined whether its properties contains ore reserves that are economically recoverable.  The recoverability of amounts shown for resource assets is dependent upon the existence of economically recoverable reserves, the ability of the company to obtain the necessary financing to complete the exploration and development of its properties, and upon future profitable production or proceeds from the disposition of the properties.

The company's continuing operations are dependent on its ability to secure additional financing.  There can be no assurance that the company will be successful in raising the required financing.  As at June 30, 2006, the Company had cash and cash equivalents of $10,452 and working capital deficit of $272,734.

The company's ability to continue operating is dependent on management's ability to secure additional financing.  Management is actively pursuing such additional sources of financing, and while it has been successful in doing so in the past, there can be no assurance it will be able to do so in the future.  Because of this uncertainty, there is substantial doubt about the ability of the company to continue as a going concern.

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles with the assumption that the company will be able to realize its assets and discharge its liabilities in the normal course of business rather than through a process of forced liquidation.

2-

Significant accounting policies

The accompanying unaudited financial statements have been prepared in accordance with Canadian generally accepted accounting principles on a basis consistent with those outlined in the company's audited financial statements for the year ended December 31, 2005.  These notes do not include all of the information and disclosures required by Canadian generally accepted accounting principles for audited financial statements.  These interim financial statements should be read in conjunction with the most recent annual financial statements of the company.

3-

Capital stock

Authorized: 250,000,000 common shares without par value, of which 36,389,366 common shares were issued as at June 30, 2006 (December 31, 2005: 36,364,366).

Stock options

As at June 30, 2006, common shares under option are as follows:

Number of shares outstanding	Number of shares exercisable	Exercise price ($)	Expiry date
1,365,000	1,365,000	0.15	January 3, 2008
100,000	100,000	0.15	August 21, 2008
2,458,000	2,458,000	0.10	September 17, 2009
3,923,000	3,923,000

Stock option information

The company applies the fair value method of accounting for stock options and, accordingly, the fair value of stock options of $22,263 has been included in administrative expenses.  The fair value of options granted was estimated at the date of grant based on the Black-Scholes option-priding model, using the following assumptions:

CANADIAN EMPIRE EXPLORATION CORP. NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30, 2006 AND 2005 (UNAUDITED, PREPARED BY MANAGEMENT)

	2004	2003
Expected dividend yield	Nil	Nil
Average risk-free interest rate	4.0%	3.25 – 4.9%
Expected life	5 years	5 years
Expected volatility	114%	94% - 171%

Warrants

There were no warrants outstanding and exercisable at June 30, 2006.

4-

Related party transactions

The company has management agreements with Badger & Co. Management Corp. ("Badger & Co."), a company owned by John S. Brock (Chief Executive Officer, President and a director of the company), Wayne J. Roberts (Vice-President Exploration and a director of the company) and Jeannine P. M. Webb (Chief Financial Officer and Secretary of the company).

Under the agreements with Badger & Co., the company was charged from January 1 to June 30, 2006 for the following:

•

Cost of operations and administration: $2,108

•

Fees for professional services provided at per diem rates: $4,369

•

Exploration salaries and wages and project management fees: $88

In connection with these charges and amounts reimbursable at cost to Badger & Co., the company owed $8,040 to Badger & Co. at June 30, 2006 (December 31, 2005: $120,534).  During the period January 1 to June 30, 2006, Badger & Co. forgave an amount receivable from the company in the amount of $70,154 in connection with charges incurred by the company during 2005.

On February 2, 2006, the company arranged, subject to regulatory approval, the private placement of $150,000 principal amount convertible promissory note with John S. Brock Limited, a company owned by John S. Brock and Wayne J. Roberts.  The Promissory Note is unsecured, bears interest at 6% per annum and is due on demand.  The principal amount of the Note is convertible at the holder’s option into common shares of the Company, for a maximum of 5 years, on the basis of one common share for every $0.165 of principal amount converted during the first two years and thereafter, the conversion rate increases 10% per year over the previous year’s conversion rate.